November 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Kate Beukenkamp

Dean Suehiro

Claire DeLabar

Re:	Twitter, Inc.
Registration Statement on Form S-1
File No. 333-191552
Acceleration Request
Requested Date: November 6, 2013
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twitter, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-191552) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 430-1175.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

November 4, 2013

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

TWITTER, INC.

/s/ Vijaya Gadde

Vijaya Gadde

General Counsel and Secretary

cc:	Richard Costolo, Twitter, Inc.

Mike Gupta, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Danny Wallace, PricewaterhouseCoopers LLP

Emmanuelle Rivet, PricewaterhouseCoopers LLP